CAGNY Investor Presentation February 24, 2022

Disclaimer This Presentation has been prepared and issued by Nomad Foods Limited (the “Company”). This Presentation has been provided solely for information and background. The information in this Presentation is provided as at the date of the Presentation (unless stated otherwise). This Presentation does not constitute or formpart of, and should not be construed as: (i) an offer, solicitation or invitation to subscribe for, sell or issue, underwrite or otherwise acquire any securities or financial instruments, nor shall it, or the fact of its communication, form the basis of, or be relied upon in connection with, or act as any inducement to enter into any contract or commitment whatsoever with respect to such securities or financial instruments, or (ii) any form of financial opinion, recommendation or investment advice with respect to any securities or financial instruments. Certain statements and matters discussed in this Presentation may constitute forward-looking statements. Forward-looking statements are statements that are not historical facts and may be identified by words such as “aim”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intend”, “may”, “should”, “strategy”, “will” and words of similar meaning, including all matters that are not historical facts. This Presentation includes forward-looking statements about the Company’s: (i) future operating and financial performance of the company, including the Company’s 2022 preliminary guidance with respect to organic revenue growth, Adjusted EBITDA growth, Adjusted EPS, Adjusted EPS growth and Green Cuisines’s revenue, and the Company’s 2025 Adjusted EPS target, (ii) expected accretion from the acquisition of Fortenova, (iii) expectations regarding new products as a percentage of sales in 2025, (iv) potential further expansion within Central and Eastern Europeanmarkets and , (v) expectations of volatile markets continuing in 2022. The forward- looking statements in this Presentation speak only as of the date hereof and are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although the Company believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict and are beyond its control. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i); the impact of the COVID-19 pandemic on the Company’s business, suppliers, co-manufacturers, distributors, transportation or logistics providers, customers, consumers and employees; (ii) disruptions or inefficiencies in the Company’s operations or supply chain, including as a result of the COVID-19 pandemic, and the Company’s ability to maintain the health and safety of its workforce; (iii) the duration, spread and intensity of the pandemic and related government restrictions and other government responses; (iv) the Company’s ability to successfully implement its strategies or strategic initiatives and recognize the anticipated benefits of such strategic initiatives; (v) the commercial success of the Green Cuisine brand of products, including as a result of its expansion into continental Europe, and other innovations introduced to the markets and the Company’s ability to accurately forecast the brand’s performance in light of COVID-19; (vi) the Company’s ability to effectively compete in its markets, including the ability of Green Cuisine to effectively compete in continental Europe; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (x) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xi) the Company’s ability to effectively mitigate factors that negatively impact its supply of rawmaterials; (xii) the Company’s ability to protect its brand names and trademarks; (xiii) uncertainty about the terms of the trade agreement between the United Kingdom and the European Union associated with Brexit, as well as the potential adverse impact of Brexit on currency exchange rates, global economic conditions and cross-border agreements that affect the Company’s business; (xiv) the loss of any of the Company’s major customers or a decrease in demand for its products; (xv) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; and (xvi) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company and its affiliates expressly disclaim any intention, obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This Presentation shall not, under any circumstances, create any implication that there has been no change in the business or affairs of the Company since the date of this Presentation or that the information contained herein is correct as at any time subsequent to its date. No statement in this Presentation is intended as a profit forecast or estimate. Unless otherwise indicated, market and competitive position data in this Presentation has been published by Nielsen or Euromonitor. Given this data has been obtained from industry publications and surveys or studies conducted by third-party sources, there are limitations with respect to the availability, accuracy, completeness and comparability of such data. The Company has not independently verified such data, can provide no assurance of its accuracy or completeness and is not under any obligation to update, complete, revise or keep current the information contained in this Presentation. Certain statements in this document regarding the market and competitive position data are based on the internal analyses of the Company, which involves certain assumptions and estimates. These internal analyses have not been verified by any independent sources and there can be no assurance that the assumptions or estimates are accurate. The audit of the financial information included in this presentation has not been completed. As a result, such financial information is preliminary, constitutes forward-looking statements and is subject to adjustment based on completion of the audit process, [which adjustments may be material]. The Company expects to file its audited financial results in early March. This Presentation includes certain additional key performance indicators which are considered non-IFRS financial measures including, but not limited to, organic revenue growth, Adjusted EBITDA, Adjusted EPS, Adjusted EPS growth, Adjusted EBITDA growth, Adjusted EPS growth, Adjusted Free Cash Flow and Free Cash Flow Conversion. Nomad Foods believes these non-IFRS financial measures provide an important alternative measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures maybe different from the calculations used by other companies and comparability may therefore be limited. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results. For a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measures, refer to the Appendix to this Presentation. CAGNY 2022 2

Stéfan Descheemaeker Chief Executive Officer Company Overview

Nomad Foods is a Uniquely Positioned Growth Company

1. European market leaders in the Frozen Food category, which is well positioned to lead on Health and Sustainability
2. A highly focused portfolio of market leading frozen brands across Europe in key growing segments including Plant Protein
3. Strong free cash flow conversion fuelling accretive capital allocation
4. Balanced contribution from organic revenue growth and contribution from strategic acquisitions
5. A 5-year track record of a consistent strategy, winning in the marketplace and delivering a strong financial performance
6. A proven M&A value creation model supported by a strong integration strategy

Despite the current macro challenges our expectations are for another strong year in 2022, including accretion from the acquisition of Fortenova

Nomad Foods CAGNY 2022

3% ORGANIC REVENUE GROWTH PER YEAR 2017-2021 13% ADJUSTED EPS CAGR 2017-2021 ~ €2.9billion PRO-FORMA REVENUES >8,000 COMPANY EMPLOYEES 19 NUMBER OF PRODUCTION FACILITIES A Portfolio of Europe’s Leading Frozen Food Brands Company Overview CAGNY 2022

Nomad Foods European Footprint JUNE 2015 Initial acquisition of the Iglo Group 7 COUNTRIES 2,800 EMPLOYEES 5 CATEGORIES €1.4bn TURNOVER CAGNY 2022

Nomad Foods European Footprint NOVEMBER 2015 Acquisition of Findus Group 12 COUNTRIES 4,000 EMPLOYEES 5 CATEGORIES €2bn TURNOVER CAGNY 2022

Nomad Foods European Footprint APRIL & JULY 2018 Acquisition of Goodfella’s and Aunt Bessie’s 13 COUNTRIES 4,700 EMPLOYEES 7 CATEGORIES €2.3bn TURNOVER CAGNY 2022

Nomad Foods European Footprint DECEMBER 2020 Acquisition of Findus Switzerland 14 COUNTRIES 4,800 EMPLOYEES 7 CATEGORIES €2.6bn TURNOVER CAGNY 2022

Nomad Foods European Footprint SEPTEMBER 2021 Acquisition of Fortenova’s Frozen Food Business 22 COUNTRIES 8,000 EMPLOYEES 8 CATEGORIES €2.9bn TURNOVER CAGNY 2022

 Why is Nomad Foods Unique? A portfolio focused on FROZEN FOOD Accretive CAPITAL ALLOCATION A leader in HEALTH & SUSTAINABILITY

5-year historical performance 2017-2021 13% Adjusted EPS CAGR Maximising Shareholder Return 3% organic 3% M&A 6% Revenue growth CAGR Effective Cost Management Opportunistic Buy Back A Growth Strategy Built on Steady Organic Growth and Disciplined Capital Allocation CAGNY 2022

HEALTH AND SUSTAINABILITY PLANT PROTEIN TASTE AND NUTRITION CONVENIENCE AND AFFORDABILITY A Portfolio of Frozen Food Brands Aligned with Long-Term Macro Tailwinds CAGNY 2022

Frozen food has outperformed 2-Year Change in Retail Sales Value (Q3 2019 to Q3 2021) Source: Nielsen Strategic Planner, Nielsen EPOS data Q3 MAT. Total Europe: Nomad’s Geographical Footprint inc Switzerland Source: Europanel Q3 2021 (France, Germany, Italy, Sweden, UK) 15% 7% AMBIENT FOOD SAVOURY FROZEN FOOD 8% PERISHABLE FOOD 41.7 2018 2019 2020 2021 41.1 44.1 43.6 More shoppers are purchasing Nomad Foods products Top 5 Markets | Shoppers (Ms) Consumers Have Rediscovered Frozen Food During COVID-19 CAGNY 2022

A Portfolio of Iconic and Market Leading Brands CAGNY 2022

Source: Europanel Q3 2021 (France, Germany, Italy, Sweden, UK) *Does not include the 2021 acquisitions Key Facts About our Core Portfolio: A Portfolio and Strategy Anchored in (Our Must Win Battles) 70% of total sales 6% annual organic revenue growth since 2017 39% market share*

Note: Innovation defined as new products introduced within the past two years Growing Contribution from Innovation as a % of Sales 4% 2018 6% 2021 8% 2025 GOAL

Responsible Fishing Sustainable Agriculture Nutrition / Healthy Diet Plant Protein Food Waste An Emerging ESG Story Supported by Strong Sustainability Platforms CAGNY 2022

Joined the Race to ZeroAdded to Dow Jones Sustainability Europe Index Nomad Foods achieved a score of 100% in Health & Wellbeing. Was a Year of Numerous Sustainability Milestones CAGNY 2022

100% Renewable electricity based on Dec 31st 2021 position excluding manufactoring sites for Findus Switzerland & Fortenova frozen food business Partnered with WWF Was a Year of Numerous Sustainability Milestones Achieved 100% Renewable Electricity in manufacturing CAGNY 2022

Green Cuisine Revenues 2021 2022202020192018 ~€55 million ~€42 million ~€19 million Beyond o Green Cuisine is a Dynamic Driver of Growth and Value Creation for Nomad CAGNY 2022

Growth rates represent retail sales value from the start of 2020 to the end of 2021 across 11 European markets where Green Cuisine is currently present. Source: Nielsen European Meat-Free Frozen Food 2 Year CAGR Growth 2020-2021 46% 31% 13% 9% 5% 0% -7% 103% Green Cuisine is Europe’s Fastest Growing Frozen Meat-Free Brand CAGNY 2022

Samy Zekhout Chief Financial Officer Financial Perspective

3.6% Revenue Growth 4% Adjusted EBITDA Growth 15% Adjusted EPS Growth We Achieved Another Strong Year of Growth in 2021 CAGNY 2022

Revenues Adjusted EBITDA Adjusted EPS 20172016 2018 2019 2020 202120172016 2018 2019 2020 2021 13% CAGR8% CAGR6% CAGR 20172016 2018 2019 2020 2021 €1.9 bilion €2.6 bilion €325 milion €487 milion €1.55 per share €0.84 per share 2021 Marks the Fifth Consecutive Year of Record Financial Performance CAGNY 2022

FROZEN CATEGORY GROWTH TARGETED CAPITAL INVESTMENT STRONG CASH GENERATION MARKET SHARE EXPANSION Organic Growth Accretive Capital Deployment Share RepurchasesM&A Approximately €2.0 Billion of Capital Deployed Towards Share Repurchase and Acquisitions Since 2017 Growth Levers CAGNY 2022

New Categories, Countries and Channels Reasonable Valuations Cash Flow Generative Strong Strategic and Financial Rational A Clear Path to Top and Bottom Line Growth Leading Market Share M&A Criteria CAGNY 2022

2018 Acquisition for approximately €225 million 2018 Acquisition for approximately €240 million 2020 Acquisition for approximately €110 million 2021 Acquisition for approximately €615 million 2015 Acquisition for approximately €700 million A History of Strategic and Highly Accretive Acquisitions CAGNY 2022

Business Overview 13% Others 16% B&H 31% Serbia 40% CroatiaCOUNTRY MIX CATEGORY MIX 50% Frozen Savory 50% Ice Cream • Unparalleled frozen food market leadership in several European markets new to Nomad Foods • Ledo is the #1 frozen food brand in Croatia and Bosnia & Herzegovina and Frikom is the #1 frozen food brand in Serbia • Balanced portfolio between frozen savory and ice cream • Strategic platform for further expansion within Central and Eastern European markets • Strong growth, margin and free cash flow profiles Key Brands Revenue Mix Acquisition of Fortenova Group Frozen Food Business Brands with #1 Share in Attractive European Markets New to Nomad Foods CAGNY 2022

Numbers represent the retail sales value in GBP. Source: Nielsen 2016 ₤462 Million ₤785 Million 2021 5 Year CAGR of 11% Case Study: Evolution of the UK Market Through Successful Organic Growth, Innovation and M&A CAGNY 2022

Case Study: Evolution of the UK Market Through Successful Organic Growth, Innovation and M&A

Business			M&A		Innovation
Birds Eye Chicken Products	Fish Fingers & Coated Fish	Peas & SteamFresh	April 2018 Goodfella's Acquisition	July 2018 Aunt Bessie's Acquisition	Plant Protein

Drive and leverage our scale

Create distinctive brands

Innovate to break through penetration barriers

Out execute in-store through category leadership

Nomad Foods CAGNY 2022

European Frozen Food Market Leader Committed to deliver our long term growth strategy Strong execution of our Revenue Growth Management strategy Leveraging scale and reinvesting behind our brands to support longer term growth Focus on productivity excellence to manage inflationary pressures Continued focus on our sustainability agenda and Green Cuisine product portfolio 2022: We Expect to see a Challenging Market Environment that Nomad Foods is well Positioned to Manage Through CAGNY 2022

Low-single digit growth High-single digit growth Total Revenue Growth Organic Revenue Growth Adjusted EPS Growth Double digit growth Adjusted EPS €1.71 - €1.75 Initiating 2022 Guidance CAGNY 2022

€2.30 Adjusted EPS $2.60 USD equivalent Adjusted EPS converted to USD, the currency in which Nomad Foods shares trade, for illustrative purposes this is based on a USD/EUR FX rate of $1.13. >10% CAGR based on 2020 to 2025 >10% CAGR On Pace to Achieve 2025 EPS Target CAGNY 2022

Recap: Nomad Foods is a Uniquely Positioned Growth Company

1. European market leaders in the Frozen Food category, which is well positioned to lead on Health and Sustainability
2. A highly focused portfolio of market leading frozen brands across Europe in key growing segments including Plant Protein
3. Strong free cash flow conversion fuelling accretive capital allocation
4. Balanced contribution from organic revenue growth and contribution from strategic acquisitions
5. A 5-year track record of a consistent strategy, winning in the marketplace and delivering a strong financial performance
6. A proven M&A value creation model supported by a strong integration strategy

Despite the current macro challenges our expectations are for another strong year in 2022, including accretion from the acquisition of Fortenova

Nomad Foods CAGNY 2022

Thank you.

Questions?

Appendix

13 The following tables have been included to allow users to reconcile Non-IFRS financial measures as well as Adjusted financial information included within this presentation to reported IFRS financial measures. 1. Definitions of Non-IFRS financial measures referred to in this presentation. 2. Reconciliation of reported to organic revenue growth/(decline). 3. Reconciliation of Non-IFRS financial measures.

1. Definitions of Non-IFRS financial measures referred to in this presentation 14 Non-IFRS financial measures should not be considered as substitutes for, or superior to, measures of financial performance prepared in accordance with IFRS. They are limited in value because they exclude charges that have a material effect on the Company’s reported results and, therefore, should not be relied upon as the sole financial measures to evaluate the Company’s financial results. The non-IFRS financial measures are meant to supplement, and to be viewed in conjunction with, IFRS financial measures. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures as provided in the tables accompanying this document. Adjusted EBITDA – EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items to the extent included in our financial statements such as material restructuring charges, material goodwill and intangible asset impairment charges, other material unusual or non-recurring items, as well as additional items that management deems to be exceptional and appropriate for adjustment. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis. Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, unissued preferred share dividends, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit after tax provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis. Adjusted EPS - Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments, chart of account (“CoA”) alignments and exceptional items to the extent included in our financial statements such as material restructuring charges, material goodwill and intangible asset impairment charges, unissued preferred share dividends, other material unusual or non-recurring items, as well as additional items that management deems to be exceptional and appropriate for adjustment. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis. Adjusted Financial Information – Adjusted financial information presented in this presentation reflects the historical reported financial statements of Nomad Foods, adjusted for share based payment charges including employer payroll taxes, exceptional items (as described above) and non-cash foreign currency translation charges/gain. Organic Revenue Growth – Organic revenue growth is an adjusted measurement of our operating results. This comparison of current and prior period performance takes into consideration only those activities that were in effect during both time periods. Organic revenue reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, chart of account (“CoA”) alignments, trading day impacts or any other event that artificially impact the comparability of our results. Adjusted Gross Profit - Adjusted gross profit and adjusted gross margin exclude acquisition purchase price adjustments within cost of goods sold. Adjusted Free Cash Flow – Adjusted free cash flow is the amount of cash generated from operating activities before cash flows related to exceptional items (as described above) , non- operating M&A related costs and working capital movements on employer taxes associated with share based payment awards, but after capital expenditure (on property, plant and equipment and intangible assets), net interest paid, proceeds/(payments) on settlement of derivatives where hedge accounting is not applied and payments of lease liabilities. Adjusted free cash flow reflects cash flows that could be used for payment of dividends, repayment of debt or to fund acquisitions or other strategic objectives.

Year on Year Growth - December 31, 2021 compared to December 31, 2020 2. Reconciliation of reported to organic revenue growth/(decline) a. Driven by an extra day in February 2020 due to a leap year. b. Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process. Three months ended December 31, 2021 Twelve months ended December 31, 2021 YoY Growth YoY Growth Reported Revenue Growth 7.0% 3.6% Of which: - Organic Revenue Growth (Decline) (4.5)% (2.1)% - Acquisitions 9.3% 4.6% - Leap Year (a) —% (0.3)% - Translational FX (b) 2.2% 1.4% Total 7.0% 3.6% 15

16 3. Reconciliation of Non-IFRS Financial Measures Adjusted Statement of Profit or Loss (unaudited) Three months ended December 31, 2021 € in millions, except per share data As reported for the three months ended December 31, 2021 Adjustments As adjusted for the three months ended December 31, 2021 Revenue 704.0 — 704.0 Cost of sales (523.7) 6.1 (a) (517.6) Gross profit 180.3 6.1 186.4 Other operating expenses (98.7) 4.3 (b) (94.4) Exceptional items (23.7) 23.7 (c) — Operating profit 57.9 34.1 92.0 Finance income 1.6 (1.5) 0.1 Finance costs (17.2) 1.0 (16.2) Net financing costs (15.6) (0.5) (d) (16.1) Profit before tax 42.3 33.6 75.9 Taxation (13.5) (4.3) (e) (17.8) Profit for the period 28.8 29.3 58.1 Weighted average shares outstanding in millions - basic 178.1 — 178.1 Basic earnings per share 0.16 0.33 Weighted average shares outstanding in millions - diluted 178.1 — 178.1 Diluted earnings per share 0.16 0.33 a. Represents non-cash fair value uplift of inventory recorded as part of the Fortenova acquisition purchase price accounting. b. Share based payment charge including employer payroll taxes of €3.5 million and non-operating M&A related costs of €0.8 million. c. Exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) three months ended December 31, 2021’ for a detailed list of exceptional items d. Elimination of a €1.0 million gain from the reversal of an impairment loss on a short-term investment, €0.5 million of foreign exchange translation gains and €1.0 million of foreign exchange losses on derivatives. e. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

3. Reconciliation of Non-IFRS Financial Measures

EBITDA and Adjusted EBITDA (unaudited)
Three months ended December 31, 2021

€ in millions	As reported for the three months ended December 31, 2021	
Profit for the period	**28.8**	
Taxation	13.5	
Net financing costs	15.6	
Depreciation and amortization	20.9	
Acquisition purchase price adjustments	6.1	(a)
Exceptional items:		
Fortenova Group integration costs	2.9	(b)
Factory optimization	2.6	(c)
Brexit	0.6	(d)
Findus Switzerland integration costs	2.5	(e)
Business Transformation Program	11.7	(f)
Information Technology Transformation program	4.2	(g)
Settlement of legacy matters	(0.8)	(h)
Other Adjustments:		
Other add-backs	4.3	(i)
Adjusted EBITDA (j)	**112.9**	

a. Represents non-cash fair value uplift of inventory recorded as part of the Fortenova acquisition purchase price accounting
b. Expenses associated with the integration of the Fortenova Group acquired on September 30, 2021.
c. Expenses associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018.
d. Expenses related to preparations for the impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure.
e. Expenses associated with the integration of the Findus Switzerland business acquired on December 31, 2020.
f. Expenses associated with the start of a multi-year, enterprise-wide transformation and optimization program. Expenses in the period consist of restructuring and transformational project costs, including business technology transformation initiative costs and related professional fees.
g. Expenses associated with the Information Technology Transformation program, which are primarily professional fees.
h. Income and expenses associated with tax and other liabilities relating to periods prior to acquisition of the Findus and Iglo Groups.
i. Represents the elimination of share based payment charge including employer payroll taxes of €3.5 million and elimination of non-operating M&A related costs of €0.8 million.
j. Adjusted EBITDA margin of 16.0% for the three months ended December 31, 2020 is calculated by dividing Adjusted EBITDA by Revenue of €704.0 million.

17

18 3. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted Statement of Profit or Loss (unaudited) Three months ended December 31, 2020 € in millions, except per share data As reported for the three months ended December 31, 2020 Adjustments As adjusted for the three months ended December 31, 2020 Revenue 657.7 — 657.7 Cost of sales (450.6) — (450.6) Gross profit 207.1 — 207.1 Other operating expenses (113.9) 10.2 (a) (103.7) Exceptional items 6.7 (6.7) (b) — Operating profit 99.9 3.5 103.4 Finance income 0.1 — 0.1 Finance costs (19.6) 2.8 (16.8) Net financing costs 19.5 2.8 (c) (16.7) Profit before tax 80.4 6.3 86.7 Taxation (21.7) 3.1 (d) (18.6) Profit for the period 58.7 9.4 68.1 Weighted average shares outstanding in millions - basic 179.4 179.4 Basic earnings per share 0.33 0.38 Weighted average shares outstanding in millions - diluted 183.2 (3.8) (e) 179.4 Diluted earnings per share 0.32 0.38 a. Share based payment expense including employer payroll taxes of €4.5 million and non-operating M&A related costs of €5.7 million. b. Exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) three months ended December 31, 2020’ for a detailed list of exceptional items. c. Elimination of €1.7 million of foreign exchange translation losses and €1.1 million of foreign exchange losses on derivatives. d. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. e. Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2020 but for which shares were issued on January 4, 2021.

19 3. Reconciliation of Non-IFRS Financial Measures EBITDA and Adjusted EBITDA (audited) Three months ended December 31, 2020 € in millions As reported for the three months ended December 31, 2020 Profit for the period 58.7 Taxation 21.7 Net financing costs 19.5 Depreciation and amortization 16.0 Exceptional items: Brexit 0.7 (a) Findus Switzerland integration costs 0.3 (b) Goodfella's Pizza & Aunt Bessie's integration costs 0.3 (c) Factory optimization 2.4 (d) Supply chain reconfiguration (12.5) (e) Business Transformation Program 2.3 (f) Settlement of legacy matters (0.2) (g) Other Adjustments: Other add-backs 10.2 (h) Adjusted EBITDA (i) 119.4 a. Expenses related to preparations for the potential adverse impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure. b. Expenses associated with the integration of the Findus Switzerland business acquired on December 31, 2020. c. Expenses associated with the integration of the Goodfella's pizza and Aunt Bessie's businesses which were acquired in 2018. d. Expenses associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018. e. Income recognized on reaching an agreement to end the leasehold on a cold store in Sweden. f. Expenses associated with the start of a multi-year, enterprise-wide transformation and optimization program. g. Income and expenses associated with tax and other liabilities relating to periods prior to acquisition of the Findus and Iglo Groups. h. Represents the elimination of share based payment charge including employer payroll taxes of €4.5 million and elimination of non-operating M&A related costs of €5.7 million. i. Adjusted EBITDA margin of 18.2% for the three months ended December 31, 2020 is calculated by dividing Adjusted EBITDA by Revenue of €657.7 million.

20 3. Reconciliation of Non-IFRS Financial Measures Adjusted Statement of Profit or Loss (unaudited) Twelve months ended December 31, 2021 € in millions, except per share data As reported for the twelve months ended December 31, 2021 Adjustments As adjusted for the twelve months ended December 31, 2021 Revenue 2,606.6 — 2,606.6 Cost of sales (1,862.3) 8.4 (a) (1,853.9) Gross profit 744.3 8.4 752.7 Other operating expenses (356.3) 18.7 (b) (337.6) Exceptional items (45.3) 45.3 (c) — Operating profit 342.7 72.4 415.1 Finance income 0.1 — 0.1 Finance costs (106.1) 41.9 (64.2) Net financing costs (106.0) 41.9 (d) (64.1) Profit before tax 236.7 114.3 351.0 Taxation (55.7) (18.7) (e) (74.4) Profit for the period 181.0 95.6 276.6 Weighted average shares outstanding in millions - basic 178.1 — 178.1 Basic earnings per share 1.02 1.55 Weighted average shares outstanding in millions - diluted 178.1 — 178.1 Diluted earnings per share 1.02 1.55 a. Represents non-cash fair value uplift of inventory recorded as part of the Findus Switzerland and Fortenova acquisition purchase price accounting. b. Share based payment charge including employer payroll taxes of €5.8 million and non-operating M&A related costs of €12.9 million. c. Exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) twelve months ended December 31, 2021’ for a detailed list of exceptional items. d. Elimination of €17.9 million of charges recognized as part of refinancing activities, a one-time net €8.6 million loss from the impairment of a short-term investment, which was made with surplus cash as part of our cash management activities, €4.0 million of foreign exchange translation losses and €11.4 million of foreign exchange losses on derivatives.. e. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

3. Reconciliation of Non-IFRS Financial Measures

EBITDA and Adjusted EBITDA (unaudited)
Twelve months ended December 31, 2021

€ in millions	As reported for the twelve months ended December 31, 2021	
Profit for the period	**181.0**	
Taxation	55.7	
Net financing costs	106.0	
Depreciation and amortization	71.6	
Acquisition purchase price adjustments	8.4	(a)
Exceptional items:		
Findus Switzerland integration costs	6.2	(b)
Brexit	5.3	(c)
Information Technology Transformation program	4.2	(d)
Business Transformation Program	18.8	(e)
Fortenova Group integration costs	3.5	(f)
Factory optimization	4.9	(g)
Settlement of legacy matters	(2.6)	(h)
Release of indemnification assets	5.0	(i)
Other Adjustments:		
Other add-backs	18.7	(j)
Adjusted EBITDA (k)	**486.7**	

a. Represents non-cash fair value uplift of inventory recorded as part of the Findus Switzerland and Fortenova acquisition purchase price accounting.
b. Expenses associated with the integration of the Findus Switzerland business acquired on December 31, 2020.
c. Expenses related to preparations for the potential adverse impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure.
d. Expenses associated with the Information Technology Transformation program, which are primarily professional fees.
e. Expenses associated with the start of a multi-year, enterprise-wide transformation and optimization program. Expenses in the period consist of restructuring and transformational project costs, including business technology transformation initiative costs and related professional fees.
f. Expenses associated with the integration of the Fortenova Group acquired on September 30, 2021.
g. Expenses associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018.
h. Income and expenses associated with tax and other liabilities relating to periods prior to acquisition of the Findus and Iglo Groups.
i. Charge for the release of shares held in escrow as part of the consideration on the acquisition of the Findus Group.
j. Represents the elimination of share based payment charge including employer payroll taxes of €5.8 million and elimination of non-operating M&A related costs of €12.9 million.
k. Adjusted EBITDA margin of 18.7% for the twelve months ended December 31, 2021 is calculated by dividing Adjusted EBITDA by Revenue of €2,606.6 million.

21

22 3. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted Statement of Profit or Loss (unaudited) Twelve months ended December 31, 2020 € in millions, except per share data As reported for the twelve months ended December 31, 2020 Adjustments As adjusted for the twelve months ended December 31, 2020 Revenue 2,515.9 — 2,515.9 Cost of sales (1,753.4) — (1,753.4) Gross profit 762.5 — 762.5 Other operating expenses (382.7) 19.4 (a) (363.3) Exceptional items (20.6) 20.6 (b) — Operating profit 359.2 40.0 399.2 Finance income 4.7 (4.0) 0.7 Finance costs (68.4) 1.5 (66.9) Net financing costs (63.7) (2.5) (c) (66.2) Profit before tax 295.5 37.5 333.0 Taxation (70.4) — (d) (70.4) Profit for the period 225.1 37.5 262.6 Profit attributable to: Equity owners of the parent 225.2 37.5 262.7 Non-controlling interests (0.1) — (0.1) 225.1 37.5 262.6 Weighted average shares outstanding in millions - basic 194.0 194.0 Basic earnings per share 1.16 1.35 Weighted average shares outstanding in millions - diluted 197.9 (3.9) (e) 194.0 Diluted earnings per share 1.14 1.35 a. Share based payment charge including employer payroll taxes of €12.1 million and non-operating M&A related costs of €7.3 million. b. Exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) twelve months ended December 31, 2020’ for a detailed list of exceptional items. c. Elimination of €4.0 million of foreign exchange translation gains and €1.5 million of foreign exchange losses on derivatives. d. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. e. Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2020 but for which shares were issued on January 4, 2021.

23 3. Reconciliation of Non-IFRS Financial Measures EBITDA and Adjusted EBITDA (audited) Twelve months ended December 31, 2020 € in millions As reported for the twelve months ended December 31, 2020 Profit for the period 225.1 Taxation 70.4 Net financing costs 63.7 Depreciation and amortization 67.6 Exceptional items: Brexit 1.6 (a) Supply chain reconfiguration (12.5) (b) Findus Switzerland integration costs 0.3 (c) Goodfella's Pizza & Aunt Bessie's integration costs 4.0 (d) Factory optimization 10.0 (e) Release of indemnification assets 17.8 (f) Settlement of legacy matters (2.9) (g) Business Transformation Program 2.3 (h) Other Adjustments: Other add-backs 19.4 (i) Adjusted EBITDA(j) 466.8 a. Expenses related to preparations for the potential adverse impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure. b. Income recognized on reaching an agreement to end the leasehold on a cold store in Sweden. c. Expenses associated with the integration of the Findus Switzerland business acquired on December 31, 2020. d. Expenses associated with the integration of the Goodfella's pizza and Aunt Bessie's businesses which were acquired in 2018. e. Expenses associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018. f. Charge for the release of shares held in escrow as part of the consideration on the acquisition of the Findus Group.. g. Income and expense associated with tax and other liabilities relating to periods prior to acquisition of the Findus and Iglo Groups. h. Expenses associated with the start of a multi-year, enterprise-wide transformation and optimization program. i. Represents the elimination of share based payment charge including employer payroll taxes of €12.1 million and elimination of non-operating M&A related costs of €7.3 million. j. Adjusted EBITDA margin of 18.6% for the twelve months ended December 31, 2020 is calculated by dividing Adjusted EBITDA by Revenue of €2,515.9 million.

24 3. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted Statement of Profit or Loss (unaudited) Twelve months ended December 31, 2019 € in millions, except per share data As reported for the twelve months ended December 31, 2019 Adjustments As adjusted for the twelve months ended December 31, 2019 Revenue 2,324.3 — 2,324.3 Cost of sales (1,626.4) — (1,626.4) Gross profit 697.9 — 697.9 Other operating expenses (359.9) 25.7 (a) (334.2) Exceptional items (54.5) 54.5 (b) — Operating profit 283.5 80.2 363.7 Finance income 2.5 — 2.5 Finance costs (75.7) 8.8 (66.9) Net financing costs (73.2) 8.8 (c) (64.4) Profit before tax 210.3 89.0 299.3 Taxation (56.7) (7.5) (d) (64.2) Profit for the period 153.6 81.5 235.1 Profit attributable to: Equity owners of the parent 154.0 81.5 235.5 Non-controlling interests (0.4) — (0.4) 153.6 81.5 235.1 Weighted average shares outstanding in millions - basic 192.0 192.0 Basic earnings per share 0.80 1.23 Weighted average shares outstanding in millions - diluted 198.4 (6.4) (e) 192.0 Diluted earnings per share 0.78 1.23 a. Share based payment expense including employer payroll taxes of €22.4 million and non-operating M&A related costs of €3.3 million. b. Exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) twelve months ended December 31, 2019’ for a detailed list of exceptional items. c. Elimination of €3.9 million of foreign exchange translation losses and €4.9 million of foreign exchange losses on derivatives. d. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. e. Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2019 but for which shares were issued on January 2, 2020.

25 EBITDA and Adjusted EBITDA (audited) Twelve months ended December 31, 2019 € in millions As reported for the twelve months ended December 31, 2019 Profit for the period 153.6 Taxation 56.7 Net financing costs 73.2 Depreciation and amortization 68.3 EBITDA 351.8 Exceptional items: Brexit 1.6 (a) Supply chain reconfiguration (3.6) (b) Findus Group integration costs 3.5 (c) Goodfella's Pizza & Aunt Bessie's integration costs 12.5 (c) Factory optimization 5.7 (d) Release of indemnification assets 44.0 (e) Settlement of legacy matters (9.2) (f) Other Adjustments: Other add-backs 25.7 (h) Adjusted EBITDA(i) 432.0 a. Expenses related to preparations for the potential adverse impacts of the United Kingdom exiting the European Union to our supply chain, such as tariffs and delays at ports of entry and departure. b. Supply chain reconfiguration relates to activities associated with the closure of the Bjuv manufacturing facility in Sweden which ceased production in 2017. The income relates to the sale of the agricultural land which completed in May 2019 and the finalization of consideration received for the sale of the industrial property which completed in 2018. c. Expenses related to the roll-out of the Nomad ERP system following the acquisition of the Findus Group in November 2015. d. Expenses associated with the integration of the Goodfella's pizza and Aunt Bessie's businesses which were acquired in 2018. e. Expenses associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The project was initiated in 2018. f. Charge in 2019 for the release of shares held in escrow as part of the consideration on the acquisition of the Findus Group. g. Income and expense associated with tax and other liabilities relating to periods prior to acquisition of the Findus and Iglo Groups. h. Represents the elimination of share based payment charge including employer payroll taxes of €22.4 million and elimination of non-operating M&A related costs of €3.3 million. i. Adjusted EBITDA margin of 18.6% for the twelve months ended December 31, 2019 is calculated by dividing Adjusted EBITDA by Revenue of €2,324.3 million. 3. Reconciliation of Non-IFRS Financial Measures (continued)

26 3. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted Statement of Profit or Loss (unaudited) Twelve months ended December 31, 2018 € in millions, except per share data As reported for the twelve months ended December 31, 2018 Adjustments As adjusted for the twelve months ended December 31, 2018 Revenue 2,172.8 -- 2,172.8 Cost of sales (1,519.3) 5.7 (a) (1,513.6) Gross profit 653.5 5.7 659.2 Other operating expenses (352.7) 23.6 (b) (329.1) Exceptional items (17.7) 17.7 (c) -- Operating profit 283.1 47.0 330.1 Finance income 1.6 (1.4) 0.2 Finance costs (57.6) (2.4) (60.0) Net financing costs (56.0) (3.8) (d) (59.8) Profit before tax 227.1 43.2 270.3 Taxation (56.6) (4.7) (e) (61.3) Profit for the period 170.5 38.5 209.0 Profit for the period attributable to equity owners of the parent 171.2 38.5 209.7 Weighted average shares outstanding in millions - basic 175.6 — 175.6 Basic earnings per share 0.97 1.19 Weighted average shares outstanding in millions - diluted 175.8 (0.2) (f) 175.6 Diluted earnings per share 0.97 1.19 a. Non-cash fair value uplift of inventory recorded as part of the Goodfella's Pizza and Aunt Bessie's purchase price accounting. b. Share-based payment expense including employer payroll taxes of €14.7 million and non-operating M&A transaction costs of €8.9 million. c. Exceptional items which management believes are non-recurring and do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) twelve months ended December 31, 2018’ for a detailed list of exceptional items. d. Elimination of €1.1 million of costs incurred as part of the refinancing on the May 3, 2017 and repricing on December 20, 2017, €0.3 million of realized and unrealized foreign exchange translation losses and €5.2 million of gains on foreign currency derivatives. e. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. f. Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2018 but for which shares were issued on January 2, 2019.

27 EBITDA and Adjusted EBITDA (audited) Twelve months ended December 31, 2018 € in millions As reported for the twelve months ended December 31, 2018 Profit for the period 170.5 Taxation 56.6 Net financing costs 56.0 Depreciation 39.3 Amortization 7.0 EBITDA 329.4 Acquisition purchase price adjustments 5.7 (a) Exceptional items: Supply chain reconfiguration 1.2 (b) Findus Group integration costs 10.4 (c) Goodfella's Pizza & Aunt Bessie's integration costs 8.3 (d) Factory optimization 1.6 (e) Settlement of legacy matters (3.8) (f) Other Adjustments: Other add-backs 23.6 (g) Adjusted EBITDA (h) 376.4 a. Non-cash fair value uplift of inventory recorded as part of the Goodfella's Pizza and Aunt Bessie's purchase price accounting. b. Supply chain reconfiguration costs following the closure of the factory in Bjuv, Sweden. Following the closure in 2017, the Company has incurred costs relating to the relocation of production to other factories. The costs are partially offset by income from the disposal of the remaining tangible assets. c. Non-recurring costs related to the roll-out of the Nomad ERP system following the acquisition of the Findus Group in November 2015. d. Non-recurring costs associated with the integration of the Goodfella's pizza business in April 2018 and the Aunt Bessie's business in July 2018. e. Non-recurring costs associated with a three-year factory optimization program to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. f. Non-recurring income and costs associated with liabilities relating to periods prior to acquisition of the Findus and Iglo Groups, settlements of tax audits, settlements of contingent consideration for acquisitions and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. This includes an income of €2.7 million recognized on settlement of contingent consideration for the purchase of the La Cocinera acquisition and net income of €0.7 million associated with settlements of tax audits. g. Represents the elimination of share-based payment charges including employer payroll taxes of €14.7 million and elimination of non-operating M&A related costs of €8.9 million. h. Adjusted EBITDA margin of 17.3% for the twelve months ended December 31, 2018 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €2,172.8 million. 3. Reconciliation of Non-IFRS Financial Measures (continued)

28 3. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted Statement of Profit or Loss (unaudited) Twelve months ended December 31, 2017 € in millions, except per share data As reported for the twelve months ended December 31, 2017 Adjustments As adjusted for the twelve months ended December 31, 2017 Revenue 1,956.6 — 1,956.6 Cost of sales (1,357.2) — (1,357.2) Gross profit 599.4 — 599.4 Other operating expenses (319.3) 5.6 (a) (313.7) Exceptional items (37.2) 37.2 (b) — Operating profit 242.9 42.8 285.7 Finance income 7.2 (7.0) 0.2 Finance costs (81.6) 22.0 (59.6) Net financing costs (74.4) 15.0 (c) (59.4) Profit before tax 168.5 57.8 226.3 Taxation (32.0) (19.1) (d) (51.1) Profit for the period 136.5 38.7 175.2 Weighted average shares outstanding in millions - basic 176.1 176.1 Basic earnings per share 0.78 1.00 Weighted average shares outstanding in millions - diluted 184.8 (8.7) (e) 176.1 Diluted earnings per share 0.74 1.00 a. Share-based payment charge b. Exceptional items which management believes do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) twelve months ended December 31, 2017’ for a detailed list of exceptional items. c. Elimination of €20.1 million of costs incurred as part of the refinancing on the May 3, 2017 and repricing on December 20, 2017, €3.9 million of foreign exchange translation losses and €9.0 million of foreign currency gains on derivatives. d. Tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises. e. Adjustment to eliminate the dilutive effect of the Founder Preferred Share Dividend earned as of December 31, 2017 but for which shares were issued on January 2, 2018.

29 EBITDA and Adjusted EBITDA (audited) Twelve months ended December 31, 2017 € in millions As reported for the twelve months ended December 31, 2017 Profit for the period 136.5 Taxation 32.0 Net financing costs 74.4 Depreciation 35.9 Amortization 6.5 EBITDA 285.3 Exceptional items: Transactions related costs 3.2 (a) Investigation and implementation of strategic opportunities 18.8 (b) Supply chain reconfiguration 14.0 (c) Findus Group integration costs 15.1 (d) Settlement of legacy matters (5.6) (e) Remeasurement of indemnification assets (8.3) (f) Other Adjustments: Other add-backs 5.6 (g) Adjusted EBITDA (h) 328.1 a. Costs incurred related to enhanced control compliance procedures in territories. b. Costs incurred in relation to investigation and implementation of strategic opportunities considered non-recurring for the combined group following acquisitions by the Company. These costs primarily relate to changes to the organizational structure of the combined businesses. c. Supply chain reconfiguration costs, namely the closure of the Bjuv factory. d. Costs recognized by Nomad Foods relating to the integration of the Findus Group, primarily relating to the rollout of the Nomad ERP system. e. Non-recurring income and costs associated with liabilities relating to periods prior to acquisition of the Findus and Iglo Groups, settlements of tax audits, sale of non-operating factories acquired and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. This includes a charge of €3.9 million associated with settlements of tax audits, offset by gains of €4.2 million from the reassessment of sales tax provisions, €1.2 million from the reassessment of interest on sales tax provisions, a €2.8 million gain on a legacy pension plan in Norway and a €1.3 million gain on disposal of a non-operational factory. f. Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at December 31, 2017. Offsetting are the release of indemnification assets associated with final settlement of indemnity claims against an affiliate of Permira Advisors LLP, which are legacy tax matters that predate the Company's acquisition of Iglo Group in 2015. g. Represents the elimination of share-based payment charges of €2.6 million and elimination of non-operating M&A related costs of €3.0 million. h. Adjusted EBITDA margin 16.8% for the twelve months ended December 31, 2017 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €1,956.6 million. 3. Reconciliation of Non-IFRS Financial Measures (continued)

30 3. Reconciliation of Non-IFRS Financial Measures (continued) Adjusted Statement of Profit or Loss (unaudited) Twelve months ended December 31, 2016 € in millions, except per share data As reported for the twelve months ended December 31, 2016 Adjustments As adjusted for the twelve months ended December 31, 2016 Revenue 1,927.7 — 1,927.7 Cost of sales (1,356.7) — (1,356.7) Gross profit 571.0 — 571.0 Other operating expenses (298.4) 1.2 (a) (297.2) Exceptional items (134.5) 134.5 (b) — Operating profit 138.1 135.7 273.8 Finance income 24.2 (18.3) 5.9 Finance costs (86.3) 7.1 (79.2) Net financing costs (62.1) (11.2) (c) (73.3) Profit before tax 76.0 124.5 200.5 Taxation (39.6) (6.0) (d) (45.6) Profit for the period 36.4 118.5 154.9 Weighted average shares outstanding in millions - basic 183.5 183.5 Basic earnings per share 0.20 0.84 Weighted average shares outstanding in millions - diluted 183.5 183.5 Diluted earnings per share 0.20 0.84 a. Adjustment to add back share based payment charge b. Adjustment to add back exceptional items which management believes do not have a continuing impact. See table ‘EBITDA and Adjusted EBITDA (unaudited) twelve months ended December 31, 2016’ for a detailed list of exceptional items. c. Adjustment to eliminate €18.3 million of non-cash foreign exchange translation gains, €4.3 million foreign exchange loss on derivatives and €2.8 million of other exceptional non-cash interest. d. Adjustment to reflect the tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

31 EBITDA and Adjusted EBITDA (audited) Twelve months ended December 31, 2016 € in millions As reported for the twelve months ended December 31, 2016 Profit for the period 36.4 Taxation 39.6 Net financing costs 62.1 Depreciation 43.3 Amortization 7.8 EBITDA 189.2 Exceptional items: Costs related to transactions 4.8 (a) Costs related to management incentive plans 1.9 (b) Investigation and implementation of strategic opportunities 7.0 (c) Cisterna fire net income (4.3) (d) Supply chain reconfiguration 84.3 (e) Other restructuring costs (1.0) (f) Findus Group integration costs 29.6 (g) Settlement of legacy matters 1.8 (h) Remeasurement of indemnification assets 10.4 (i) Other Adjustments: Other add-backs 1.2 (j) Adjusted EBITDA(k) 324.9 a. Elimination of costs incurred in relation to completed and potential acquisitions and one-off compliance costs incurred as a result of listing on the New York Stock Exchange. b. Adjustment to eliminate long term management incentive scheme costs from prior ownership. c. Elimination of costs incurred in relation to investigation and implementation of strategic opportunities considered non-recurring for the combined group following acquisitions by the Company. These costs primarily relate to changes to the organizational structure of the combined businesses. d. Elimination of net insurance income offset by incremental operational costs incurred as a result of a fire in August 2014 in the Iglo Group’s Italian production facility which produces Findus branded stock for sale in Italy. e. Elimination of supply chain reconfiguration costs, namely the closure of the Bjuv factory. f. Elimination of a credit on release of provisions for restructuring activities associated with operating locations. g. Elimination of costs recognized by Nomad Foods relating to the integration of the Findus Group. h. Elimination of non-recurring costs associated with settlements of tax audits and other liabilities relating to periods prior to acquisition of the Findus and Iglo businesses by the Company. These were previously classified within Investigation and implementation of strategic opportunities and other items and have been reclassified into this line for the period presented. i. Adjustment to reflect the remeasurement of the indemnification assets recognized on the acquisition of the Findus Group, which is capped at the value of shares held in escrow at the share price as at December 31, 2016. j. Other add-backs include the elimination of share-based payment charges of €1.2 million. k. Adjusted EBITDA margin 16.9% for the twelve months ended December 31, 2016 is calculated by dividing Adjusted EBITDA by Adjusted revenue of €1,927.7 million. 3. Reconciliation of Non-IFRS Financial Measures (continued)

32 Reconciliation of reported net cash flows from operating activities to Adjusted free cash flow for the Twelve months ended December 30, 2021 and the Twelve months ended December 30, 2020 € in millions Twelve months ended December 30, 2021 Twelve months ended December 30, 2020 Net Cash Flows From Operating Activities 306.3 457.0 Add back: Cash flows relating to exceptional items 48.8 12.1 (a) Employer taxes related to share based payments 0.7 3.1 (b) Non-operating M&A costs 12.9 7.3 (c) Deduct: Capital expenditure (79.2) (58.7) (d) Net interest paid (36.6) (49.5) Payments on settlement of derivatives (2.0) (6.1) Payment of lease liabilities (19.4) (20.3) (e) Adjusted free cash flow 231.5 344.9 a. Adjustment to add back cash flows related to exceptional items which are not considered to be indicative of our ongoing operating cash flows. b. Adjustment to add back working capital movements related to employer taxes related to share based payments which are not considered to be indicative of our ongoing operating cash flows. c. Adjustment to add back cash flows related to non-operating M&A costs which are not considered to be indicative of our ongoing operating cash flows. d. Defined as the sum of property, plant and equipment and intangible assets purchased in the year, which are considered part of the underlying business cash flows. e. These lease liabilities are included in Net Cash Flows from Financing Activities. We believe these payments are part of the underlying business cash flows and should be reflected in Adjusted free cash flow. 3. Reconciliation of Non-IFRS Financial Measures (continued)

33 Reconciliation of reported net cash flows from operating activities to Adjusted free cash flow for the Twelve months ended December 30, 2019, 2018, 2017 & 2016 3. Reconciliation of reported net cash flows from operating activities to Adjusted free cash flow a) Adjustment to add back cash flows related to exceptional items which are not considered to be indicative of our ongoing operating cash flows. b) Tax paid relating to open tax audits for pre-Nomad periods which are considered one-off in nature c) Adjustment to add back working capital movements related to employer taxes related to share based payments which are not considered to be indicative of our ongoing operating cash flows. d) Adjustment to add back cash flows related to non-operating M&A related costs which are not considered to be indicative of our ongoing operating cash flows. e) Defined as the sum of property, plant and equipment and intangible assets purchased in the year, which are considered part of the underlying business cash flows. f) These lease liabilities are included in Net Cash Flows from Financing Activities. We believe these payments are part of the underlying business cash flows and should be reflected in Adjusted free cash flow. (in €m) Twelve months ended December 31, 2019 Twelve months ended December 31, 2018 Twelve months ended December 31, 2017 Twelve months ended December 31, 2016 Net Cash Flows From Operating Activities 315.4 321.3 193.8 282.1 Add back: Cash flows relating to exceptional items (a) 15.9 43.4 99.5 49.2 Legacy tax payments (b) — — 27.3 — Employer taxes related to share based payments (c) 7.5 1.7 — — Non-operating M&A costs (d) 3.3 8.9 3.0 — Deduct: Capital expenditure (e) (47.3) (41.6) (42.6) (42.4) Net interest paid (46.0) (45.1) (48.5) (63.0) (Payments)/proceeds on settlement of derivatives 0.7 (2.8) 1.6 (4.0) Payment of lease liabilities (f) (21.8) — (1.6) (0.7) Adjusted free cash flow 227.7 285.8 232.5 221.2 Adjusted free cash flow as % adjusted profit for the period 97% 137% 133% 143% Adjusted Profit for the period 235.0 209.0 175.2 154.9